FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd.

55 University Avenue, Suite 1003

Toronto, ON M5J 2H7 Canada

Item 2: Date of Material Change

June 27, 2025

Item 3: News Release

A news release was issued by the Company on June 27, 2025 via Global Newswire. and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On June 27, 2025, the Company announced that it is completing a non-brokered private placement, whereby the Company intends to issue up to 12 class A multiple voting shares ("MVS") at an offering price of C$50.00 per MVS (the "Issue Price") for aggregate gross proceeds of up to C$600.00 (the "Offering"). It is anticipated that the Offering will close on or before July 31, 2025.

Item 5.1: Full Description of Material Change

On June 27, 2025, the Company announced the Offering.

All securities issued in connection with the Offering will be subject to a four-month and a day hold period from the date the Offering closes (the "Effective Date") in accordance with applicable Canadian securities laws. The Company intends to use the net proceeds from the Offering for general working capital purposes. The Offering is being completed to consolidate ownership of the MVS in directors and/or officers of the Company.

The subscribers that will be participate in the Offering are insiders under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the participation by such insiders is considered a "related party transaction" within the meaning of MI 61-101. The participants will be: (i) Xorax Family Trust ("Xorax"), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of the Company, is a beneficiary, and (ii) Fortius Research and Trading Corp. ("Fortius"), a corporation of which Anthony Durkacz, a director of the Company, is a director. It is anticipated that Xorax and Fortius (together, the "Related Parties") will purchase the MVS issued pursuant to the Offering. The participation of the Related Parties in the Offering is as follows:

Name of Insider	Number of MVS	Value of subscription	Number and percentage of MVS held prior to the Effective Date(1)	Number and percentage of MVS held on the Effective Date(2)	Total % of Undiluted Voting Rights held on the Effective Date(3)
Xorax Family Trust	6	C$300	6 (50%)	12 (50%)	33.06%(4)
Fortius Research and Trading Corp.	6	C$300	6 (50%)	12 (50%)	33.01%(5)

Notes:

(1) Calculated on a non-diluted basis, inclusive of MVS beneficially owned, controlled or directed, directly or indirectly, and based on 12 MVS issued and outstanding prior to the Effective Date.

(2) Calculated on a non-diluted basis, inclusive of MVS beneficially owned, controlled, or directed, directly or indirectly, and based on 24 MVS issued and outstanding immediately following the closing of the Offering.

(3) As of the Effective Date, it is intended that there will be 24 MVS issued and outstanding, with each MVS holding 276,660 votes at a meeting of shareholders. There will be no class B subordinate voting shares ("Class B Subordinate Voting Shares") issued pursuant to the Offering. Each Class B Subordinate Voting Share holds one (1) vote at a meeting of shareholders. There are 3,422,733 Class B Subordinate Voting Shares issued and outstanding as of the date of this material change report.

(4) Following the Effective Date, Xorax will own: 12 MVS and 6,786 Class B Subordinate Voting Shares representing 50% of the outstanding MVS, 0.20% of the outstanding Class B Subordinate Voting Shares, and 33.06% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis. Prior to Effective Date, Xorax owned 6 MVS and 6,786 Class B Subordinate Voting Shares, which represented 50% of the outstanding MVS, 0.20% of the outstanding Class B Subordinate Voting Shares, and 24.72% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis.

(5) Following the Effective Date, Fortius will own: 12 MVS and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 0.05% of the outstanding Class B Subordinate Voting Shares, and 33.01% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis. Prior to the Effective Date, Fortius owned 6 MVS and 1,632 Class B Subordinate Voting Shares, which represented 50% of the outstanding MVS, 0.05% of the outstanding Class B Subordinate Voting Shares, and 24.64% of the voting rights attached to all of the Company's outstanding voting securities, calculated on an undiluted basis.

Zeeshan Saeed, who may be deemed to be a joint actor of Xorax, holds 118,107 Class B Shares. It is anticipated that Xorax, together with Mr. Saeed, as at the Effective Date, will have ownership and control over an aggregate of 12 MVS and 124,893 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 3.42% of the outstanding Class B Subordinate Voting Shares, 3.65% of the outstanding Class B Subordinate Voting Shares on an undiluted and partially diluted basis, and 34.16% of the voting rights attached to all of the Company's outstanding voting securities.

Additionally, Anthony Durkacz, his spouse, and First Republic Capital Corporation, who may be deemed to be joint actors of Fortius, together held 111,810 Class B Subordinate Voting Shares. Fortius, together with Mr. Durkacz, his spouse and First Republic Capital Corporation, have ownership and control over an aggregate of 12 MVS and 113,442 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS and 3.31% of the outstanding Class B Subordinate Voting Shares, on an undiluted and partially diluted basis, and 34.12% of the voting rights attached to all of the Company's outstanding voting securities.

The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on June 27, 2025. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company's articles, and it reviewed the implications of issuing additional MVS. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the "OBCA"). The directors of the Company approved the Offering by written resolution. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon.

In its consideration and approval of the Offering, the board of directors of the Company determined that the Offering was exempt from formal valuation and minority approval requirements of MI 61-101. The Company relied on the exemptions contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101). To the knowledge of the Company, directors, and senior officers of the Company, the Company has not conducted any prior formal valuations that relate to the MVS in the past 24 months before the date of this material change report.

The Company is filing this material change report more than 21 days before the closing of the Offering in accordance with MI 61-101. The Company shall delivery a copy of this material change report free of charge, to any securityholder that requests it.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.
Email: zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

June 27, 2025